GALIANO GOLD FILES PROSPECTUS SUPPLEMENT

QUALIFYING ATM OFFERING

Vancouver, British Columbia, June 26, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.)  is pleased to announce that it has entered into an At-The-Market Offering Agreement dated June 25, 2020 (the "ATM Agreement") with H.C. Wainwright & Co. (the "Lead Agent") and Cormark Securities as co-agent (together with the Lead Agent, the "Agents").  Under the ATM Agreement the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Lead Agent, common shares of the Company (the "Common Shares") for aggregate gross proceeds to the Company of up to US$50.0 million (the "Offering"). Sales of Common Shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American stock exchange (the "NYSE American"), or any other recognized trading market upon which the Common Shares are listed or quoted in the United States. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the "TSX") or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the ATM Agreement.

In addition, in connection with Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of Common Shares as represent 9.9% of the Common Shares issued under the Offering, if any.

The Company will determine, in its sole discretion, the date, price and number of Common Shares to be sold under the Offering, if any.  Any Common Shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time.  The Company is not required to sell any Common Shares in the Offering at any time.

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website (www.sec.gov) and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Lead Agent will provide copies of the Prospectus Supplement (together with the related Base Shelf Prospectus and the Registration Statement)  upon request by contacting H.C. Wainwright & Co., LLC, at 430 Park Avenue, 3rd Floor, New York, New York 10022, by e-mail: placements@hcwco.com or telephone: (646) 975-6996.

The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the Asanko Gold Mine, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements with respect to the sale of Common Shares by the Company pursuant to the Offering; the expected use of proceeds received from the Offering by the Company, if any; and the Company's fulfillment of the TSX's requirements for the listing of the Common Shares which may be offered pursuant to the Offering.  Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the Company makes sales of Common Shares pursuant to the Offering and employs the proceeds therefrom as currently expected; and that the Company is able to fulfill the TSX's requirements for the listing of the Common Shares which may be offered pursuant to the Offering.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company not making any sales under the Offering and receiving no proceeds therefrom; the Company employing the proceeds from the Offering, if any, in a manner different than currently contemplated; and the Company not receiving TSX approval for the listing of the Common Shares that may be issued pursuant to the Offering.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.